Mail Stop 3561

May 4, 2006

BY U.S. Mail and Facsimile [(612) 225 - 3523]

Ms. Kaye R. O'Leary
  Chief Financial Officer
BUCA INC.
1300 Nicollet Mall, Suite 5003
Minneapolis, Minnesota 55403

> **Re: BUCA, Inc.**
> **Form 10-K for Fiscal Year Ended December 25, 2005**
> **Filed March 27, 2006**
> **File No. 0-25721**

Dear Ms. O'Leary:

We have reviewed the above referenced filing based upon an examination restricted solely to considerations of Selected Financial Data, Management's Discussion and Analysis, and the Financial Statements and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings with us. Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing the information, we may or may not raise additional comments.

Pursuant to Rule 101(a)(3) of Regulation S-T, your response should be submitted in electronic form, under the label "corresp," within 15 business days of the date of this letter.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K (Fiscal Year Ended December 25, 2005)

Management's Discussion and Analysis, page 24

Results of Operations, page 25

1.   In future filings, provide a discussion of your net income (loss) for each period in which statements of operations are presented.

Liquidity and Capital Resources, page 30

2.   Refer to the discussion of amendment and waiver of default of your financial covenants in March 2005 and December 2005. Tell us how you have accounted for the lender fees paid in connection with the waivers in your December 25, 2005 audited financial statements.

3.   In future filings, provide a discussion of the impact that the absence of cash flows provided by (or used in) operations from the planned disposition of the Vinny T's of Boston restaurants will have on your future cash flows and liquidity needs. As we note your statement of cash flows excludes separate presentation of the discontinued operations, please give consideration to separately quantifying the amount of cash flows provided by (used in) operating, investing and financing activities related to your discontinued operations either in a narrative discussion within MD&A or revising the statements of cash flows to separately provide this data.

Financial Statements

Balance Sheet, page F-3
And
Note 7. Property and Equipment, page F-17

4.   Please tell us the specific reasons why "property and equipment, net" decreased by approximately $22.6 million at fiscal year ended December 25, 2005 as compared to the prior year, notwithstanding the reclassification for the long-term assets of discontinued operations held for sale. As appropriate, your response should also include quantitative reconciliation data, including an explanation of why 'land' decreased by $8.8 million at December 25, 2005. Also tell us the net book value of the assets of the three Buca di Beppo restaurants closed in November 2005 and describe of how such restaurant assets were disposed.

Other

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Ms. Margery Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Accounting Branch Chief